SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                             Amerada Hess Corporation
                                 (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                          (Title of Class of Securities)

                                    023551104
                                  (Cusip Number)

                                J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 22, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 5,729,200 shares, which constitutes approximately 6.3% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 91,451,205 shares of Stock outstanding.

1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 4,737,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 4,737,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,737,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  5.2%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 11,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: 4,821,500 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 11,000 (1)
Person
With
               10.  Shared Dispositive Power: 4,821,500 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,832,500 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  5.3%

14.  Type of Reporting Person: IN
-------------
(1) Solely in his capacity as trustee of The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust, with respect to 11,000 shares of Stock.
(2) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 4,737,000 shares of Stock, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares of Stock owned by The Anne T. and Robert
     M. Bass Foundation, with respect to 84,500 shares of Stock.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 4,737,000 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 4,737,000 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,737,000 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  5.2%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 4,821,500 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 4,821,500 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,821,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 5.3%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 4,737,000 shares of Stock, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation, with respect to 84,500 shares of Stock.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 500,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 500,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     500,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.5%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President and sole director, Robert M.
     Bass.

1.   Name of Reporting Person:

     The Anne T. and Robert M. Bass Foundation

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power:  84,500 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 84,500 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     84,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  <0.1%

14.  Type of Reporting Person: CO
------------
(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce III in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares of Stock owned by The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Anne T. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power:  84,500 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power:  84,500 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     84,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

------------
(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 896,700 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  84,500 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 896,700 (1)
Person
With
               10.  Shared Dispositive Power:  84,500 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     981,200 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  1.1%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as the President and sole director of Keystone, Inc., with respect to 500,000 shares of Stock.
(2) Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation, with respect to 84,500 shares of Stock.

1.   Name of Reporting Person:

     The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO - Contributions from Bruce Management

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /


6.   Citizenship or Place of Organization: Pursuant to ERISA


               7.   Sole Voting Power:  11,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 11,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     11,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  <0.1%

14.  Type of Reporting Person: OO - Trust
------------
(1)  Power is exercised through its trustee Robert W. Bruce III.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 17, 1997 (the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Stock"), of Amerada Hess Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     Paragraph (a) of Item 2 hereby is partially amended by adding at the end thereof the following:

     Keystone, Inc., a Texas corporation ("Keystone"), hereby joins this filing because it may be deemed to constitute a "group" with the Reporting Persons within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by Keystone or the other Reporting Persons that a group exists. As used hereinafter, the term "Reporting Persons" shall also include reference to Keystone.

     Paragraphs (b) - (c) of Item 2 hereby are partially amended by adding at the end thereof the following:

     KEYSTONE

     Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal business address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76012. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Keystone are as follows:

     RESIDENCE OR                              PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS              OR EMPLOYMENT

R. Bass               201 Main St., Ste. 3100       President of Keystone
                      Fort Worth, Texas  76102

Crandall              201 Main St., Ste. 3100       Vice President-
                      Fort Worth, Texas  76102      Finance of Keystone

Glenn R. August       65 E. 55th Street             Managing Director of
                      New York, NY  10022           Oak Hill Partners, Inc.

David G. Brown        201 Main St., Ste. 3100       Vice President of and
                      Fort Worth, Texas  76102      Consultant to Keystone

Daniel L. Doctoroff   65 E. 55th Street             Managing Director of
                      New York, NY  10022           Oak Hill Partners, Inc.

Steven Gruber         65 E. 55th Street             Managing Director of
                      New York, NY  10022           Oak Hill Partners, Inc.

Mark A. Wolfson       201 Main St., Ste. 3100       Vice President of and
                      Fort Worth, Texas  76102      Consultant to Keystone

W. Robert Cotham      201 Main St., Ste. 2600       Vice President/
                      Fort Worth, Texas 76102       Controller of BEPCO

Gary W. Reese         201 Main St., Suite 2600      Treasurer of BEPCO
                      Fort Worth, Texas 76102

James N. Alexander    201 Main St., Ste. 3100       Vice President of
                      Fort Worth, Texas  76102      Keystone

Bernard J. Carl       201 Main St., Ste. 3100       Vice President of
                      Fort Worth, Texas  76102      Keystone

    Oak Hill Partners, Inc. is a Delaware corporation, the principal business of which is serving as an investment consultant to Acadia Partners, L.P. ("Acadia"). Acadia is a Delaware limited partnership, formed to invest in public and private debt and equity securities. The principal business address of Oak Hill Partners, Inc. is 65 E. 55th Street, New York, NY 10022.

    BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

    (d) - (f)

    No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 is hereby amended and restated in its entirety to read as follows:

    The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     Alpine          Working Capital(1)     $388,202,733.19 (2)

     Bruce           Not Applicable         Not Applicable

     Algenpar        Not Applicable         Not Applicable

     Crandall        Not Applicable         Not Applicable

    Keystone        Working Capital(1)     $ 25,262,500.00

     Foundation      Working Capital(1)     $  5,347,992.50 (3)

     A. Bass         Not Applicable         Not Applicable

     R. Bass         Personal Funds (4)     $ 19,988,504.20

    RBMC Trust      Contributions from
                    Bruce Management       $    633,769.25

    (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

    (2) This figure represents the total amount expended by Alpine for all purchases of the Stock without subtracting sales; therefore, such figure does not represent Alpine's net investment in the Stock. Alpine's net investment in the Stock is $262,529,783.76.

    (3) This figure represents the total amount expended by the Foundation for all purchases of the Stock without subtracting sales; therefore, such figure does not represent the Foundation's net investment in the Stock. The Foundation's net investment in the Stock is $4,464,546.99.

    (4) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4.  PURPOSE OF TRANSACTION.

    No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Paragraphs (a) - (c) of Item 5 are hereby amended in their entireties to read as follows:

    (a)

    ALPINE

    The aggregate number of share of Stock that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 4,737,000, which constitutes approximately 5.2% of the outstanding shares of Stock.

    BRUCE

    Because of his positions as (i) one of two general partners of Alpine, (ii) principal of Bruce Management (which has shared investment discretion over the Stock owned by the Foundation), and (iii) trustee of RBMC Trust, Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 4,832,500 shares of Stock, which constitutes approximately 5.3% of the outstanding shares of Stock.

    ALGENPAR

    Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,737,000 shares of Stock, which constitutes approximately 5.2% of the outstanding shares of Stock.

    CRANDALL

    Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, and a director of Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 4,821,500 shares of Stock, which constitutes approximately 5.3% of the outstanding shares of Stock.

    KEYSTONE

    The aggregate number of shares of Stock that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 500,000, which constitutes approximately 0.5% of the outstanding shares of Stock.

    FOUNDATION

    The aggregate number of shares of Stock that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 84,500, which constitutes less than 0.1% of the outstanding shares of Stock.

    A. BASS

    Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 84,500 shares of Stock, which constitutes less than 0.1% of the outstanding shares of Stock.

    R. BASS

    Because of his positions as President and sole director of Keystone and director of Foundation and because of his individual ownership of 396,700 shares of Stock, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 981,200 shares of Stock, which constitutes approximately 1.1% of the outstanding shares of Stock.

    RBMC TRUST

    The aggregate number of shares of Stock that RBMC Trust owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 11,000, which constitutes less than 0.1% of the outstanding shares of Stock.

    To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Stock.

    (b)

    ALPINE

    Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,737,000 shares of Stock.

    BRUCE

    As one of two general partners of Alpine, Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,737,000 shares of Stock. As principal of Bruce Management (which exercises shared investment discretion over the Stock owned by the Foundation), Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 84,500 shares of Stock. As trustee of RBMC Trust, Bruce has sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,000 shares of Stock.

    ALGENPAR

    As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,737,000 shares of Stock.

    CRANDALL

    As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,737,000 shares of Stock. As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 84,500 shares of Stock.

    KEYSTONE

    Acting through its president and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 500,000 shares of Stock.

    FOUNDATION

    Acting through its three directors and Bruce (as principal of Bruce Management which exercises shared investment discretion over the Stock owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 84,500 shares of Stock.

    A. BASS

    As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 84,500 shares of Stock.

    R. BASS

    R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 396,700 shares of Stock. As president and sole director of Keystone, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 500,000 shares of Stock. As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 84,500 shares of Stock.

    RBMC TRUST

    Acting through its trustee, RBMC Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,000 shares of Stock.

    (c) During the past sixty days, the Reporting Persons have purchased (P) and sold (S) shares of Stock in open market transactions on the New York Stock Exchange, as follows:

                        NO. OF SHARES
REPORTING               PURCHASED (P)       PRICE PER
PERSON        DATE       OR SOLD (S)          SHARE

Alpine      12/04/97      45,000 (P)        $ 55.38
Alpine      12/05/97      36,300 (P)          54.52
Alpine      12/10/97      42,000 (P)          53.27
Alpine      12/11/97      50,000 (P)          52.53
Alpine      12/12/97      50,000 (P)          51.69
Alpine      12/17/97      30,000 (P)          52.06
Alpine      12/19/97      50,000 (P)          50.47
Alpine      12/22/97      10,000 (P)          51.00
Alpine      01/02/98      20,000 (P)          53.32
RBMC Trust  01/02/98         500 (P)          54.12
Alpine      01/05/98      21,600 (P)          53.68
Alpine      01/06/98      25,000 (P)          51.91
Alpine      01/07/98      10,000 (P)          51.87
Alpine      01/08/98      35,000 (P)          52.27
Alpine      01/09/98      53,000 (P)          50.82
Alpine      01/09/98     500,000 (S)          50.47
Keystone    01/09/98     500,000 (P)          50.53
Alpine      01/16/98      15,000 (P)          53.55
Alpine      01/20/98      11,300 (P)          54.05
Alpine      01/21/98     114,100 (P)          53.63
Alpine      01/22/98     200,000 (P)          52.46


    Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock during the past 60 days.

    (d)  - (e)

    No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  January 23, 1998

                                  ALPINE CAPITAL, L.P.

                                  By: /s/ Robert W. Bruce III
                                      Robert W. Bruce III,
                                      Manager

                                  /s/ Robert W. Bruce III
                                  ROBERT W. BRUCE III

                                  ALGENPAR, INC.

                                  By: /s/ J. Taylor Crandall
                                      J. Taylor Crandall,
                                      President


                                  /s/ J. Taylor Crandall
                                  J. TAYLOR CRANDALL


                                  KEYSTONE, INC.

                                  By: /s/ W. R. Cotham
                                      w. R. Cotham,
                                      Vice President


                                  /s/ Kevin G. Levy
                                 Kevin G. Levy,

                                  Attorney-in-Fact for:

                                  THE ANNE T. AND ROBERT M.
                                    BASS FOUNDATION (1)
                                  ANNE T. BASS (2)
                                  ROBERT M. BASS (3)



                                  THE ROBERT BRUCE MANAGEMENT COMPANY, INC.
                                  DEFINED BENEFIT PENSION TRUST

                                  By:  /s/ Robert W. Bruce III
                                       Robert W. Bruce III,
                                       Trustee

(1)A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3)A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1   Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith